Act: 1934
Section: 15d
Rule:
Public Availability: 2/18/2009

NO ACT P

DC 15 2-3-09



09004160

February 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UST Inc.
Incoming letter dated February 3, 2009

Based on the facts presented, the Division will not object if UST Inc. stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2008. In reaching this position, we note that UST Inc. has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3, S-4, and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, UST Inc. will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2009

Mail Stop 3010

Dee Ann Dorsey
Hunton & Williams LLP
200 Park Avenue
New York, New York 10166-0136

Re: UST Inc.

Dear Ms. Dorsey:

In regard to your letter of February 3, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



HUNTON & WILLIAMS LLP
200 PARK AVENUE
NEW YORK, NEW YORK 10166-0136

TEL 212 • 309 • 1000
FAX 212 • 309 • 1100

Securities Exchange Act of 1934, Rule 12h-3
Securities Exchange Act of 1934, Section 15(d)

February 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: UST Inc. (Commission File No. 0-17506)

Ladies and Gentlemen:

On behalf of UST Inc., a Delaware corporation (the "Company"), we hereby request that a no-action letter be issued advising us that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concurs in the Company's view that the effectiveness of the Company's registration statements on Forms S-3, S-4 and S-8 during the fiscal year ended December 31, 2008, would not prelude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend the Company's duty to file with the Commission reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statements on Forms S-3, S-4 and S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") (i.e., the fiscal year ended December 31, 2008). Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to complete the filing of the Form 15 prior to the filing deadline for its Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Form 10-K").

I. Background

Prior to the Merger, the Company's common stock was registered under Section 12(b) of the Exchange Act and was listed on the New York Stock Exchange (the "NYSE"). On September 7, 2008, the Company entered into an Agreement and Plan of Merger with Altria Group, Inc. ("Altria") and its indirect wholly-owned subsidiary, Armchair Merger Sub, Inc. ("Merger Sub"), as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 2, 2008, pursuant to which Merger Sub was merged with and into the Company



(the "Merger"). Stockholders of the Company approved the Merger by a majority vote on December 4, 2008 and the Merger was consummated on January 6, 2009. The Company is the surviving corporation in the Merger and all outstanding shares of the Company's common stock are currently held by a wholly-owned subsidiary of Altria.

As a result of the Merger, each share of the Company's common stock issued and outstanding immediately prior to the effective time of the Merger was canceled and extinguished and automatically converted into the right to receive a cash payment of $69.50 per share. Each stock option to purchase shares of the Company's common stock outstanding at the effective time of the Merger was terminated and the holder of each such option became entitled to receive an amount of cash equal to the product of (i) the number of shares subject to such stock option immediately prior to the effective time of the Merger and (ii) the excess between the $69.50 per share merger consideration over the option exercise price, less applicable taxes.

Under applicable provisions of Delaware law, the Company's stockholders had the right to dissent from the Merger and assert appraisal rights. One former stockholder exercised such dissenter's rights on December 1, 2008. The dissenting stockholder held 100 shares of the Company's common stock. If its appraisal rights are perfected, the dissenting former stockholder will have the right to receive the value of its shares as determined by the Court of Chancery of the State of Delaware. If the dissenting stockholder withdraws a demand for appraisal, it will be entitled to receive the merger consideration of $69.50 per share. The 100 shares of the Company's common stock formerly held by the dissenting stockholder were canceled in the Merger and the dissenting stockholder has no rights with respect thereto except as described in the two preceding sentences. In no event is the dissenting stockholder entitled to the Company's common stock.

A Form 25 (the "Form 25") notification was filed by the NYSE on January 9, 2009, and the Company's Section 12(b) reporting obligations under Section 13(a) with respect to its common stock were suspended on the opening of business on January 20, 2009, the effectiveness of the Form 25, and the NYSE listing terminated on that date.

Additionally, the Company has four series of debt securities outstanding: 7.25% Senior Notes due 2009 ("7.25% Notes"); Floating Rate Senior Notes due 2009 ("Floating Rate Notes"); 6.625% Senior Notes due 2012 ("6.625% Notes"); and 5.75% Senior Notes due 2018 ("5.75% Notes"), each of which were issued under an Indenture, dated May 27, 1999 as supplemented in the case of the 5.75% Notes, by the First Supplemental Indenture dated February 29, 2008 (the "Indenture"). Each series of debt securities identified above is subject to reporting obligations



under Section 15(d) of the Exchange Act and is held by fewer than 300 holders of record. In the aggregate, there are 72 debt holders of record.

Section 704 of the Indenture conforms to Section 3.14(a) of the Trust Indenture Act and, as such, does not require the Company to be a reporting person. In addition, neither the Indenture governing the 7.25% Notes, the Floating Rate Notes, the 6.625% Notes and the 5.75% Notes nor any documents related thereto require the Company to submit, file or provide reports under the Exchange Act with the Commission, the Indenture trustee or the holders of the debt securities identified above, and the Company will not do so on a voluntary basis or otherwise.

Following the Merger, the only securities of the Company outstanding are 10 shares of the Company's common stock held by Altria's wholly-owned subsidiary and the debt securities described herein. Except for the Company's common stock, the 7.25% Notes, the Floating Rate Notes, the 6.625% Notes and the 5.75% Notes, the Company does not have any class of securities subject to a reporting obligation under Section 15(d) of the Exchange Act. The Company has no class of securities registered under Section 12(g) of the Exchange Act.

On January 30, 2009, Altria filed with the Commission a Form 8-K that included audited financial statements for the Company for each of the fiscal years in the two-year period ended December 31, 2008 and consolidated balance sheets at December 31, 2007 and 2008. Such Form 8-K also included the consent of the Company's independent registered public accounting firm. Altria intends to remain a reporting company under the Exchange Act and the Company's financial information will continue to be available through Altria's periodic reports which will include a smokeless tobacco segment primarily consisting of the Company.

II. Registration Statements not Updated by Section 10(a)(3)

The Company had two registration statements on Form S-4 that were not automatically updated during fiscal year 2008 for purposes of Section 10(a)(3) of the Securities Act because the Company's 2007 Form 10-K was not incorporated by reference. The following describes the Form S-4s in more detail.

- Form S-4 (File No. 333-101036) was filed on November 6, 2002 and was effective on November 26, 2002. This registration statement related to an offer to exchange $600,000,000 in unregistered debt securities designated 6.625% Senior Notes due 2012 for corresponding registered debt securities. The exchange registered on Form S-4 expired on December 20, 2002 and the exchange offer was completed. All of the unregistered 6.625% Senior Notes were tendered in the exchange offer, so there are no unissued securities on this registration statement.

- Form S-4 (File No. 333-36908) was filed on May 12, 2000 and was effective on May 22, 2000. This registration statement related to an offer to exchange $300,000,000 in unregistered debt securities designated 8.80% Senior Notes due 2005 for corresponding registered debt securities. The exchange registered on Form S-4 expired on June 23, 2000 and the exchange offer was completed. All of the unregistered 8.80% Senior Notes were tendered in the exchange offer, so there are no unissued securities on this registration statement.

III. Registration Statements Effective and Outstanding

The Company has on file with the Commission five registration statements on Form S-8 (the "Form S-8s") and a registration statement on Form S-4 (the "Form S-4," and together with the Form S-8s, the "Pre-2008 Registration Statements"), which were declared effective prior to January 1, 2008, but were automatically updated during fiscal year 2008 for purposes of Section 10(a)(3) of the Securities Act with the filing on February 22, 2008 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "2007 Form 10-K"). In addition, the Company has on file with the Commission a registration statement on Form S-3ASR (the "Form S-3" or the "2008 Registration Statement"), which was filed with the Commission and became effective on February 26, 2008.

(i) The Company's Pre-2008 Registration Statements

The following describes the registration statements on Form S-8 in more detail.

- Form S-8 (File No. 2-72410) was filed on May 20, 1981 and was effective on June 9, 1981. This registration statement registered 500,000 shares of common stock, under the United States Tobacco Company Employees' Savings Plan. Four post-effective amendments were filed to this registration statement. A fifth post-effective amendment to the Form S-8 deregistering all unissued shares was filed on January 30, 2009 and was immediately effective.

- Form S-8 (File No. 33-59229) was filed on May 11, 1995 and was declared effective on May 30, 1995. This registration statement registered 200,000 shares of common stock issuable under the UST Inc. Non-Employee Directors' Stock Option Plan. One post-effective amendment was filed to this registration statement. A second post-effective amendment to the Form S-8 deregistering all unissued shares was filed on January 30, 2009 and was immediately effective.

- Form S-8 (File No. 333-36844) was filed on May 12, 2000 and was effective on that date. This registration statement registered 5,000,000 shares of common stock, under the Company's 1992 Stock Option Plan. A post-effective amendment to the Form S-8 deregistering all unissued shares was filed on January 30, 2009 and was immediately effective.

- Form S-8 (File No. 333-60698) was filed on May 11, 2001 and was effective on that date. This registration statement registered 6,000,000 shares of common stock under the Company's 2001 Stock Option Plan. Two post-effective amendments were filed to this registration statement. A third post-effective amendment to the Form S-8 deregistering all unissued shares was filed on January 30, 2009 and was immediately effective.

- Form S-8 (File No. 333-124666) was filed on May 5, 2005 and was effective on that date. This registration statement registered 10,000,000 shares of common stock issuable under the Company's 2005 Long-Term Incentive Plan. A post-effective amendment to the Form S-8 deregistering all unissued shares was filed on January 30, 2009 and was immediately effective.

The following describes the Form S-4 in more detail.

Form S-4 (File No. 333-85285) was filed on August 16, 1999 and was effective on September 5, 1999. This registration statement relates to an offer to exchange $200,000,000 in unregistered debt securities designated 7.25% Senior Notes due 2009 and $40,000,000 in unregistered debt securities designated Floating Rate Senior Notes due 2009 for corresponding registered debt securities. The exchange offer expired on September 27, 1999 and $4,000,000 of unregistered securities were not tendered. A post-effective amendment to the Form S-4 deregistering all unissued securities was filed on January 30, 2009, and the post-effective amendment was declared effective on January 30, 2009.

(ii) THE COMPANY'S 2008 REGISTRATION STATEMENT

The following describes the registration statement on Form S-3 in more detail.

- Form S-3ASR (File No. 333-149380) was filed on February 26, 2008 and became effective immediately. This registration statement registered an indeterminate amount of debt securities. The Company's 5.75% Notes were issued under this registration



statement in February 2008. A post-effective amendment to the Form S-3 deregistering all securities that could have been issued in the future under such registration statement was filed on January 30, 2009 and was immediately effective.

Each class of the Company's debt securities is held by fewer than 300 holders of record and none of the classes of the debt securities is listed on the NYSE or any other exchange.

(iii) REPORTING OBLIGATIONS

The Form 25 was filed no fewer than 10 days prior to both the date the Company expects to file its Form 15 and the due date of the Company's 2008 Form 10-K. After the effectiveness of the Form 25, the Company's reporting obligations under Section 13(a) arising solely by reason of the securities registered under Section 12(b) were suspended pursuant to Rule 12d2-2. No reporting obligation under Section 12(g) arose pursuant to Rule 12g-2 with respect to such securities as a result of the termination of the registration under Section 12(b) because the Company has never had a class of securities registered under Section 12(g) and, at the time its obligations under Section 12(b) terminated, the Company had no class of securities held of record by 300 or more persons.

Following the delisting of its securities under Sections 12(b) of the Exchange Act, the Company is automatically subject to reporting obligations under Section 15(d) of the Exchange Act.

After the termination of the Company's reporting obligations under Section 13(a), the Company would be entitled to have its obligations to file reports under Section 15(d) of the Exchange Act suspended pursuant to Rule 12h-3(a) and (b) but for the requirements of Rule 12h-3(c). Subject to the Staff's concurrence with the request set forth in this letter, but on or before the due date of its 2008 Form 10-K, the Company intends to file its Form 15 certification to suspend its duty to file reports under Section 15(d) of the Exchange Act. Without the relief sought, however, the Company would have certain ongoing reporting obligations in the 2009 fiscal year as a result of the application of Rule 12h-3(c).

The Company respectfully requests relief from the reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to each class of its securities that was, during 2008, subject to the reporting obligations under Section 15(d) of the Exchange Act. The Staff has, under similar circumstances, determined that a literal application of Rule 12h-3(c) is not required for the benefit of holders of securities acquired in a public offering.

IV. DISCUSSION

(i) RULE 12h-3 REQUIREMENTS

Under Rule 12h-3, the duty of an issuer under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act may be suspended immediately upon filing the certification on Form 15, if the following conditions are met: (i) the issuer has filed all reports required under Section 13(a) for the prior three fiscal years and will have filed all reports for the subsequent interim period; and (ii) each class of the issuer's securities for which it seeks suspension is held of record by fewer than 300 persons. Rule 12h-3(c), however, provides that Rule 12h-3 is not available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is updated pursuant to Section 10(a)(3).

The Company has filed all of its reports required by Section 13(a) for the most recent three fiscal years and has filed or will file all reports for the subsequent interim period preceding the filing of the Form 15. As of the closing of the Merger, the Company's common stock has a single holder of record, and each series of its debt outstanding is held by fewer than 300 holders of record as required by Rule 12h-3(b). Since it complies with the other conditions of Rule 12h-3, the Company would be entitled, but for the provisions of paragraph (c), to suspend its obligation to file reports under Sections 13(a) and 15(d) immediately upon filing of the Form 15. However, as discussed above, during its 2008 fiscal year the Company filed a registration statement related to the 5.75% Notes and is deemed to have updated, under Section 10(a)(3) of the Securities Act, the Pre-2008 Registration Statements through the filing of its 2007 Form 10-K. Thus, Rule 12h-3(c), if strictly applied, would not be available to permit the Company to suspend its duty, under Section 15(d) of the Exchange Act, to file its 2008 Form 10-K.

(ii) THE COMMISSION'S INTERPRETATION OF RULE 12h-3

In its release proposing certain amendments to Rule 12h-3 (Release 34-20263, October 5, 1983) (the "Proposing Release"), however, the Commission sought to reconcile the inconsistency between the ability of registrants whose reporting obligations are based on securities registered under Section 12(g) and those subject only to Section 15(d) of the Exchange Act. The inconsistency resides in the fact that the Section 15(d) issuer must continue to report throughout the year in which the record number of its holders fell below 300, while a Section

12(g) issuer's reporting obligation could be suspended immediately upon filing a certification of the same decrease in record holders:

> The Commission believes that given the identical nature of the issuer periodic reporting obligations under Section 12(g) and Section 15(d), such obligations should be subject to comparable standards for suspension.

As adopted (Release 34-20784, March 22, 1984) ("Adopting Release"), the provisions of Rule 12h-3 permitted suspension of the reporting obligations under Section 15(d) immediately upon filing of its Form 15 unless a registration statement with respect to the class of securities for which suspension was sought was filed in the same year or was required to be updated pursuant to Section 10(a)(3). This exception is premised on the notion that the investing public should have information about the issuer at least through the end of the year in which it makes a registered public offering (the "Policy Reason") (Release 34-20263, October 18, 1983). However, as discussed below, the Staff has recognized that this premise is not relevant in instances where the issuer is acquired and there are no remaining public stockholders or the acquiring company is a public company subject to the reporting obligations under Section 13(a) of the Exchange Act. See e.g., Wells Fargo & Company (available November 12, 1998).

Following the Merger, Altria continues to be a reporting company under the Exchange Act. Thus, there will be no interruption in the flow of information provided to the Commission and the investing public with respect to the combined operations of Altria and the Company. Additionally, Altria filed the Company's fiscal year 2008 audited financial statements by Form 8-K on January 30, 2009, thereby making available to all of the Company's debt holders financial information through the end of the year in which it offered and sold the 5.75% Notes.

(iii) BASIS FOR RELIEF

Consistent with the Commission's rationale behind the Proposing Release we believe there is no Policy Reason for the Company to be prevented from relying on Rule 12h-3 to immediately suspend its duty to file reports under Section 15(d) of the Exchange Act because:

(a) the Company has made all of its filings under the Exchange Act for the past three fiscal years and will have filed all reports for the subsequent interim period preceding the date of the filing of the Form 15;
(b) all individuals who received equity securities pursuant to the Form S-8s that were updated in 2008 under Section 10(a)(3) of the Securities Act ceased to hold those

securities as of the closing date of the Merger and have no need for ongoing current information about the Company's activities;

(c) all of the securities issuable and unsold under each of the Company's Forms S-8, S-3 and S-4 were deregistered upon the effectiveness of the post-effective amendments on January 30, 2009;

(d) there were fewer than 300 holders of record of each class of the Company's equity and debt securities outstanding after the Merger;

(e) Altria filed a Current Report on Form 8-K including the Company's 2008 audited financial statements prior to the due date of the Company's 2008 Form 10-K, thereby making the Company's financial information available through the end of the year in which the Form S-3 became effective; and

(f) thereafter, the Company's financial information will be available through Altria's periodic reports which will include a smokeless tobacco segment primarily consisting of the Company.

(iv) PRECEDENT NO-ACTION RELIEF ON RULE 12h-3(c)

We also note that the Staff has previously stated in similar circumstances that Rule 12h-3(c) is not intended to apply to normal course updating of Securities Act registration statements pursuant to Section 10(a)(3) of the Securities Act. See, e.g., Unocal Corporation (available October 21, 2005).

On numerous occasions, the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and, accordingly, has taken a no-action position similar to that requested herein. See, e.g., Energy South, Inc. (available December 11, 2008); ACE*COMM Corporation (available September 26, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007) ("Bausch & Lomb"); Foxhollow Technologies, Inc. (available November 2, 2007); DSL.net, Inc. (available March 30, 2007); Summit Bank Corp. (available March 14, 2007); Waverider Communications (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 16, 2006); 3333 Holding Corp. (available March 17, 2004); CoorsTek Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corporation (available June 7, 1990); and Mtech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had become effective during the fiscal year in question, and, in some cases, that the registrant issued securities during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c)



did not require an issuer to remain subject to the reporting obligations under Section 15(d) of the Exchange Act following a merger in which it became a wholly-owned subsidiary of another reporting company. In addition, in each of these cases, the Staff relieved the acquired company from the obligation to file a separate Annual Report on Form 10-K.

The Staff has also agreed with this position in situations where the registrant, like the Company, continued to have classes of debt securities outstanding that were held by less than 300 holders. See, e.g., Energy East Corporation (available October 31, 2008); Bausch & Lomb; IVAX Corporation (available March 10, 2006) and Unocal Corporation (available October 21, 2005). With respect to the 2008 Registration Statement, we respectfully submit that, under the circumstances described in this letter, Rule 12h-3(c) should not be applied to deny the Company the relief otherwise provided in Rule 12h-3 with respect to its 2008 Form 10-K since the debt securities are held by few record holders (33 holders of the 5.75% Notes) and the Company's audited financial information for the year ended December 31, 2008 was made available to the holders of outstanding debt securities on January 30, 2009 through an Altria Form 8-K.

Therefore, because (i) the Company has less than 300 holders of each series of debt securities and only one stockholder (a direct, wholly-owned subsidiary of Altria); (ii) holders of debt securities have available the Company's 2008 audited financial information and will have continuing access to financial information about the Company's business through Altria's periodic reports; and (iii) post-effective amendments have been filed for all of the Company's outstanding registration statements deregistering all securities unissued thereunder, and have been declared effective by the Commission, it is contrary to the underlying policy of Rule 12h-3(c) to deny the Company the ability to suspend its reporting obligation under Section 15(d) of the Exchange Act simply because of the automatic update of the Pre-2008 Registration Statements and the effectiveness of the 2008 Registration Statement.

V. CONCLUSION

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff issue a no-action letter advising us that the Staff concurs in the Company's view that the effectiveness of the Company's registration statements on Forms S-3, S-4 and S-8 during the fiscal year ended December 31, 2008, would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year in which the Company's registration statements on Forms S-3, S-4 and S-8 either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act (i.e., the fiscal year ended December

31, 2008).

If and when relief is granted by the Staff with respect to the foregoing, the Company will file a Form 15 certification (designating Rule 12h-3(b)(1)(i) as the appropriate rule provision relied upon to suspend the duty to file reports) requesting the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act. Subject to the Staff's concurrence with the request set forth in this letter, the Company intends to suspend its reporting obligations under Section 15(d) on Form 15 prior to the due date for the filing of its 2008 Form 10-K. Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from any obligation of the Company to file further reports under the Exchange Act upon filing of its Form 15 on the circumstances described in this letter.

We respectfully request that this letter be given expedited review. If the Staff disagrees with the analysis in this letter, we request an opportunity to discuss the issues with the Staff before it issues any written response to this letter.

Should the Staff have any questions or comments regarding this filing, please contact the undersigned at (212) 309-1174 or, in my absence, Jerry Whitson at (212) 309-1060. Thank you for your consideration in this matter.

Sincerely,



Dee Ann Dorsey

END